Exhibit 4(c)(12)

875 Third Avenue, 3rd Floor
New York, NY 10022
T (212) 407-5748
F (212) 755-2947
July 18, 2007
CONFIDENTIAL
Lars Ekman
213 Avenida Cortez
La Jolla, CA 92037
Re: Severance Agreement
Dear Lars:
     This letter agreement (“Agreement”) confirms the arrangements agreed upon by you and Elan Pharmaceuticals, Inc. (the “Company”) and sets forth the terms and conditions of your involuntary termination of employment as EVP & President, Global Research & Development on December 31, 2007 (“Severance Date”). The Agreement supersedes and replaces any and all severance-related payments or benefits under any documents as well as any oral or written agreements including but not limited to your November 20, 2000 offer letter and the Elan U.S. Severance Plan. Upon your execution of this Agreement (and you not later revoking the waiver and release (“Waiver”) that is part of this Agreement), the Company shall provide you the payments and benefits set forth below. Notwithstanding the foregoing, any benefits which become payable under this Agreement shall be paid only after the seven (7) day revocation period for a signed Waiver has passed without revocation. To accept the terms and conditions set forth below, you must sign and date this Agreement where indicated and return it to me within 21 days from your Severance Date. Please return a signed copy of this Agreement to me by facsimile, mail or hand delivery at the Company’s address.
1. Termination Benefits.
     A. Severance Pay and Accrued Vacation. You will be paid a lump-sum of $2,500,000, less applicable federal, state and local tax withholding within five weeks of your Severance Date. In addition, you will receive any accrued and unused vacation time due in accordance with the Company’s vacation policy on your Severance Date.
     B. Equity Grants. As of your Severance Date, all of your unvested equity grants (e.g., stock options and RSUs) will accelerate and become fully vested with the exception of the 2/1/2006 RSU grant (see footnote number 1 below). You will have 24 months after your

Lars Ekman
Severance Agreement
July 18, 2007
Severance Date to exercise your equity grants. This modified exercise period includes those equity grants that vested before your Severance Date. Notwithstanding the previous sentences, your rights and obligations with respect to such equity grants will be determined in accordance with the terms of the applicable plan. Specific unvested equity grants that shall become vested upon your Severance Date include:
•	Stock options:
•	10,000 @ $16.27 (granted on 3/10/2004)

•	30,000 @ $7.47 (granted on 3/10/2005)

•	95,850 @ $15.90 (granted on 2/1/2006)

•	106,371 @ $13.95 (granted on 2/21/2007)
•	RSUs:
•	18,868 (granted on 2/1/2006) [1]

•	16,487 (granted on 2/21/2007)
A letter enclosing your Optionee Statement and stock option exercise forms will be sent to you separately by the Company’s Stock Administrator upon your separation. This letter will also direct you how to exercise your stock options should you choose to do so.
     C. Health and Welfare Benefits. Upon your Severance Date, you will be eligible to elect individual and dependent continuation group health coverage under Section 4980B(f) of the Internal Revenue Code (“COBRA”) for the maximum COBRA coverage period available, subject to all conditions and limitations of COBRA. If you or one or more of your covered dependents elect COBRA coverage, the Company shall pay the cost of the COBRA coverage for the 18-month period beginning on January 1, 2008 or, if shorter, until COBRA otherwise expires. You will also be eligible to participate in the Company-sponsored life and supplemental life insurance programs for you and your spouse at the coverage levels elected on the date immediately preceding your Severance Date. The Company will pay the cost of such coverage for an 18-month period beginning on January 1, 2008. Further, you will receive a lump-sum payment of $70,200 on or before March 15, 2008 to assist you with the purchase of health and life insurance coverage for you and your dependents after the initial 18-month period of Company-paid coverage for such programs has expired.

[1]	As to the 2/1/2006 RSU grant referred to above, the plan does not permit accelerated vesting so, in lieu of the RSUs, you will receive a cash payment, less applicable federal, state and local tax, based on the closing NYSE value of the Company’s ADRs on the Severance Date. This will be paid within five weeks of your Severance Date.

Lars Ekman
Severance Agreement
July 18, 2007
     D. German Pension Plan. In order to make up the accrued benefit that you would have earned had you remained employed at Schwarz until age 60, the Company shall continue to make an annual $60,000 payment to Viktoria Life Insurance. The Company will do so by making a lump-sum payment representing the remaining payments due in the fourth quarter of 2007.
     E. Eligibility for Special Milestone Payments. Provided you agree to become a non-executive director of the Elan Corp. plc Board of Directors, you will be eligible to receive the lump-sum payments described below if the Company achieves the related milestones.
•	$250,000 if Elan/Wyeth file an NDA for AAB-001
•	$750,000 if AAB-001 is approved for commercialization by the U.S. Food and Drug Administration.
You will be paid a lump-sum cash payment of such amounts less applicable federal, state and local tax withholding within two weeks of the Company attaining such milestones, provided that you are still a member of the Board of Directors at the time of each event. If you are not a member of the Board of Directors and your service as a member of the Board of Directors ceased involuntarily (so long as involuntarily is not for “cause”) you will still receive the milestone payments if the milestones occur within a 24-month period of your termination from the Board.
     F. Career Transition Services. The Company shall provide you with career transition assistance services through Drake Beam and Morin for two years following your Severance Date. You will receive separate, detailed information about the career transition services, including the types of available services, how to enroll and the locations of available programs.
     G. Other Employee Benefits. Unless otherwise provided in the Agreement, all other employee benefits to which you are entitled shall cease as of your Severance Date. Any payment or benefit to which you are entitled under the Elan 401(k) Savings Plan or the Elan Deferred Compensation Plan shall be payable in accordance with the terms of such plan. If you have any questions concerning your account in the Elan 401(k) Savings Plan or the Elan Deferred Compensation Plan, please contact Sherry Bravo at (858) 784-6322.
     H. Section 409A Compliance. For purposes of this Agreement, each of the payments of severance (except the second payment in Paragraph (A) above) and continued welfare benefits under sub-paragraphs 1A, 1C, and 1E above are designated as separate payments for purposes of the short-term deferral rules under Treasury Regulation Section 1.409A-1(b)(4)(i)(F). As a result,

Lars Ekman
Severance Agreement
July 18, 2007
payments that are made on or before the 15th day of the third month of the calendar year following the applicable year of termination are exempt from the requirements of Code Section 409A.
2. Nonadmission of Liability. You acknowledge that this Agreement, compliance with this Agreement and the provision of consideration hereunder are not and shall not be construed in any way as an admission of wrongdoing or liability on the part of Elan, any of the Releasees hereunder (as defined in Paragraph 6), or any other person or business entity. You further acknowledge that Elan denies all allegations of wrongdoing and specifically disclaims any liability for any alleged violation of my rights, or for any alleged violation of any order, law, statute, duty, or contract on the part of Elan or any of the Releasees hereunder (as defined in Paragraph 6).
3. Ownership of Claims. You represent that you have not transferred or assigned, or purported to transfer or assign, to any person or entity, any claim described in this Agreement. You further agree to indemnify and hold harmless each and all of the Releasees identified in Paragraph 6 below against any and all claims based upon, arising out of, or in any way connected with any such actual or purported transfer or assignment.
4. No Filings. You represent that you have not filed any action, claim, charge, or complaint against Elan or any other Releasee identified in Paragraph 6 below, with any local, state, or federal agency or court. In the event that any agency or court assumes jurisdiction of any lawsuit, claim, charge or complaint, or purports to bring any legal proceedings against any Releasee on your behalf, you promptly will request that the agency or court withdraw from or dismiss the lawsuit, claim, charge, or complaint with prejudice.
5. Covenant Not to Sue. In consideration for the promises set forth in this Agreement, you agree on behalf of yourself and your heirs that you will not file, participate in, or instigate the filing of any lawsuits, complaints or charges by you or by any other person or party in any state or federal court or any proceedings before any local, state or federal agency, except as required by law, claiming that Releasees identified in Paragraph 6 below, or any of them have violated any law or obligation, including, but not limited to, any claims that have been made or that could have been made, based upon events or omissions occurring prior to the effective date of this Agreement. You agree to withdraw and dismiss all claims, charges, or actions currently on file against Releasees. You also agree that in the event you receive notice of your right to participate in any type of class action against Releasees that you will take all appropriate steps to “opt out”

Lars Ekman
Severance Agreement
July 18, 2007
of the class action litigation. In the event of a breach of the covenant contained in this Paragraph, you agree that you will indemnify the Releasees and each of them for all damages and expenses, including attorneys’ fees and costs, incurred by any Releasee in defending, participating in, or investigating any matter or proceeding covered by this Paragraph. In addition, should you breach any of the covenants undertaken pursuant to this Paragraph, Elan will be entitled to recover from you all payments made and shall also be entitled to withhold any future payments due under this Agreement.
6. Release. You hereby, for yourself and your heirs, representatives, attorneys, executors, administrators, successors, and assigns, release, acquit, and forever discharge: Elan and all of Elan’s past and present affiliates, and each of their respective subsidiaries, divisions, joint venturers, predecessors, successors, assigns, consultants, subcontractors, employee benefit plans and the trustees, fiduciaries, and administrators of those plans, and stockholders, officers, directors, partners, servants, agents, employees, independent contractors, representatives, attorneys, and all persons acting under, by, through, or in concert with any of them, and each of them (all of whom are referred to herein as “Releasees”), from any and all actions, causes of action, grievances, obligations, attorneys’ fees, costs, expenses, damages, losses, claims, liabilities, suits, debts, demands, and benefits, of whatever character, in law or in equity, known or unknown, suspected or unsuspected, matured or unmatured, of any kind or nature whatsoever, based on any act, omission, event, occurrence, or nonoccurrence from the beginning of time to the effective date of this Agreement, including but not limited to any claims or causes of action arising out of or in any way relating to your employment with Elan or the ending of your employment with Elan.
     You agree that this release of claims includes, but is not limited to, claims for breach of any implied or express contract or covenant, claims for promissory estoppel; claims of entitlement to any pay (other than the compensation promised in Paragraph 2); claims of wrongful denial of insurance and employee benefits, including but not limited to claims for benefits or monies under Elan’s benefit plans, Elan’s severance plan, or any other plan; claims for wrongful termination, public policy violations, defamation, invasion of privacy, fraud, misrepresentation, emotional distress or other common law or tort causes of action; claims of harassment, retaliation or discrimination under federal, state, or local law; claims based on any federal, state or other governmental statute, regulation or ordinance, including, without limitation, Title VII of the Civil Rights Act of 1964, as amended, the Civil Rights Act of 1866, the Civil Rights Act of 1871, the Civil Rights Act of 1991, the National Labor Relations Act, the Older Workers’ Benefit Protection Act, the Employee Retirement Income Security Act, the California Family Rights Act, the California Constitution, and/or the California Labor Code, including

Lars Ekman
Severance Agreement
July 18, 2007
Labor Code Section 132a, or under Elan’s personnel policies. You understand by signing this Release you are not releasing any claim for vested stock options under the applicable option agreement(s). Nor are you waiving any other claims or rights which cannot be waived by law, including the right to file an administrative charge of discrimination or to file for unemployment insurance benefits; you are, however, waiving the right to monetary recovery in connection with any such charge.
7. Release of Unknown Claims. For the purpose of implementing full and complete releases, you expressly acknowledge that the release given in this Agreement is intended to include, without limitation, claims you did not know or suspect to exist in your favor at the time of the effective date of this Agreement, regardless of whether the knowledge of such claims, or the facts upon which they might be based would materially have affected the settlement of this matter; and that the consideration given under the Agreement was also for the release of those claims and contemplates the extinguishment of any such unknown claims, despite the fact that California Civil Code Section 1542 may provide otherwise. You expressly waive any right or benefit available to you in any capacity under the provisions of Section 1542, which provides as follows:
     A GENERAL RELEASE DOES NOT EXTEND TO ALL CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.
     8. Notice and Revocation. You understand and agree that you:
(a)	Have had a full twenty-one (21) days within which to consider this Agreement before executing it.

(b)	Have carefully read and fully understand all of the provisions of this Agreement.

(c)	Are, through this Agreement, releasing Elan and Releasees from any and all claims you may have against Elan and/or Releasees.

(d)	Knowingly and voluntarily agree to all of the terms set forth in this Agreement.

Lars Ekman
Severance Agreement
July 18, 2007
(e)	Knowingly and voluntarily intend to be legally bound by the same.

(f)	Were advised and hereby are advised in writing to consider the terms of this Agreement and consult with an attorney of your choice prior to executing this Agreement.

(g)	Have a full seven (7) days following execution of this Agreement to revoke this Agreement and have been and hereby am advised in writing that this Agreement shall not become effective or enforceable until the revocation period has expired.
     Any revocation by you must be made in writing and must be received by General Counsel, Legal Department, Elan Pharmaceuticals, Inc., 800 Gateway Blvd., South San Francisco, CA 94080, within such seven (7) day period. If you timely revoke this Agreement, you shall not be eligible to receive the consideration set forth in Paragraph 1 of this Agreement. If you timely submit the signed Agreement and do not timely exercise your right to revoke the Agreement, you shall be eligible to receive all of the consideration set forth in this Agreement.
(h)	Understand that rights or claims under the Age Discrimination in Employment Act of 1967 (29 U.S.C. § 621 et seq.) that may arise after the date of this Agreement is executed are not waived. You also understand that nothing in this Agreement shall be construed to prohibit you from filing a charge or complaint, including a challenge to the validity of this Agreement, with the Equal Employment Opportunity Commission or participating in any investigation or proceeding conducted by the Equal Employment Opportunity Commission.
9. Counsel. You acknowledge you are encouraged to contact your personal attorney at your own expense to review the Waiver and Release Agreement if you so desire.
10. Successors. This Agreement shall be binding upon the parties, and their heirs, representatives, executors, administrators, successors, insurers, and assigns, and shall inure to the benefit of each and all of the Releasees, and to their heirs, representatives, executors, administrators, successors, and assignees.
11. Confidentiality. You recognize and acknowledge and agree that during your employment with Elan you have had access to highly confidential and proprietary information relating to Elan and trade secrets (“Proprietary Information,” as described herein) and the use, misappropriation or disclosure of Proprietary Information would cause irreparable injury to Elan;

Lars Ekman
Severance Agreement
July 18, 2007
and it is essential to the protection of Elan’s good will and to the maintenance of Elan’s competitive position that Proprietary Information be kept secret and that you not disclose Proprietary Information to others, or use any Proprietary Information to your own advantage or the advantage of any third parties. For purposes of this Agreement, the term “Proprietary Information” shall include any and all information, in any form whatsoever, including but not limited to, hard copy, computer floppy diskette, CD, CD-ROM drive, information retained in electronic storage, or other information storage means, relating to the Company’s technology; techniques; processes; tools; research and development; market research, data and strategy; and, information relating to sales, pricing and customers, including customer-specific sales information, pricing policies and strategies. You acknowledge and agree that your obligations under this Paragraph shall survive the Severance Date.
12. Confidentiality/Non-Disclosure of this Agreement. You agree that you have not disclosed the terms of this Agreement, or the negotiations leading thereto, to anyone other than your attorney or immediate family members. Except to the extent required by law, you represent and agree that you will keep the terms of this Agreement completely confidential and that confidentiality is of the essence of this Agreement. Accordingly, you shall keep confidential and not publicize or disclose any of the terms of this Agreement in any manner whatsoever, whether in writing or orally, to any person, directly or indirectly, or by or through any agent or representative, except as necessary to effectuate the terms of the Agreement, other than to the following: (1) immediate family members; (2) attorneys and legal support personnel; (3) accountants; (4) tax consultants; (5) psychiatrists and psychologists; and (6) such other representatives or entities required by law and/or court order. With respect to any individuals referred to in subparts (1) through (6) to whom you disclose any information regarding this Agreement and its terms, you agree that you will inform such individual prior to your disclosure that the information is strictly confidential and may not be reviewed, discussed or disclosed, orally or in writing with any other person, organization or entity, and you shall not disclose any confidential information if you have reason to believe such person(s) will not guard the confidential nature of the information. Upon inquiry regarding this Agreement and/or the circumstances surrounding the termination of your employment with Elan, you agree that you shall state (and shall inform any individuals referred to in subparts (1) through (6) to whom you disclose any information regarding this Agreement and its terms to state) only that your employment with Elan ended and you shall give no other indication, verbal or otherwise, regarding the amount or fact of payment to you hereunder or the other terms set forth in this Agreement.

Lars Ekman
Severance Agreement
July 18, 2007
     In the event that you are required by law or court order to disclose, publicize, or to permit, authorize or instigate the disclosure of this Agreement, in whole or in part, you must notify Elan in writing at least seven (7) business days prior to the disclosure in order to provide Elan with the opportunity to object to such disclosure. Such written notification shall be sent to: General Counsel, Legal Department, Elan Pharmaceuticals, Inc., 800 Gateway Blvd., South San Francisco, CA 94080. You agree to cooperate fully with Elan if Elan decides to object to such disclosure. This confidentiality agreement specifically includes, but is not limited to, an obligation, on the part of you and your attorneys and other representatives and your family members, not to disclose, or cause to be disclosed, the terms of the Agreement to any current or former employee or independent contractor of Elan or any affiliate of Elan, or to any individual associated with the press or media. You agree that you shall be responsible and liable for any disclosure prohibited by this Paragraph 12, including disclosures made by you, your representatives, your consultants and/or family members.
13. Full and Independent Knowledge. The Parties represent that they fully understand all of the provisions of the Agreement, and are voluntarily entering into this Agreement.
14. No Representations. The Parties acknowledge that, except as expressly set forth herein, no representation of any kind or character has been made to induce the execution of this Agreement.
15. Breach; Arbitration. Any dispute regarding any aspect of this Agreement or any act that allegedly has or would violate any provision of this Agreement will be submitted to binding arbitration, only after mutual exhaustion of a reasonable meet and confer effort to resolve such dispute, according to then current rules of JAMS/Endispute. The decision of the arbitrator shall be final and conclusive, and the parties waive the right to trial de novo or appeal excepting only for the purpose of confirming the arbitrator’s decision, for which purpose the Parties agree that the San Diego County Superior Court shall have jurisdiction. The prevailing Party or Parties will be entitled to recover reasonable attorneys’ fees and costs of bringing or defending the arbitration and any action for enforcement, the amount of the awards to be determined by the arbitrator and the Court, respectively.
16. Waiver. The failure of Elan or you to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver thereof, or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

Lars Ekman
Severance Agreement
July 18, 2007
17. No Re-Hire. You understand and acknowledge that neither Elan, nor any of its current subsidiaries, divisions, or affiliates shall be under any obligation to re-hire or retain you as either an employee or independent contractor, and that any refusal by Elan or its current subsidiaries, divisions, or affiliates to re-hire or retain you will not subject them to liability on any grounds. You agree that you shall not apply for work as an employee or independent contractor with Elan or any of its current subsidiaries, divisions, parent, successor, or affiliated companies, and that any application to be an employee or independent contractor that you make to such company may be rejected without cause and without any liability whatsoever by the company to which application is made.
18. Miscellaneous.
(a)	The language of all parts in this Agreement shall be construed as a whole, according to its fair meaning, and not strictly for or against either party.

(b)	Should any provision in this Agreement be declared or determined to be illegal or invalid, the validity of the remaining parts, terms, or provisions shall not be affected thereby, and the illegal or invalid part, term, or provision shall be deemed not to be part of this Agreement, and all remaining provisions shall remain valid and enforceable.

(c)	This Agreement, in addition to the Employee Proprietary Information and Inventions Agreement that you previously signed (the terms of which are incorporated herein by reference), constitutes a single, integrated contract setting forth the entire agreement between the parties and fully supersedes any and all prior agreements and understandings between the parties pertaining to the subject matter of this Agreement.

(d)	The headings used herein are for reference only and shall not affect the construction of this Agreement.

(e)	This Agreement is made and entered into in the State of California and shall in all respects be interpreted and governed under the law of that State.

Lars Ekman
Severance Agreement
July 18, 2007
19. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
20. Good Faith Compliance. Each party hereto agrees to cooperate in good faith and to do all things necessary to effectuate this Agreement.
     PLEASE READ CAREFULLY. THIS AGREEMENT INCLUDES THE RELEASE OF ALL KNOWN AND UNKNOWN CLAIMS.

DATED: 7/20, 2007		/s/ Lars Ekman
LARS EKMAN

DATED: 7/25, 2007	ELAN PHARMACEUTICALS, INC.
	By	/s/ Kathleen Martorano

Its EVP, Human Resources

*     *     *     *

We appreciate your dedication and service with Elan and we wish you all the best with your future endeavours. Please do not hesitate to contact me with any questions.
Sincerely,
Kathleen Martorano
Executive Vice President, Strategic Human Resource